UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.  34112 / November 25, 2020

| | |
|---|---|
| In the Matter of | : |
| | : |
| Goldman  Sachs Private  Markets Fund | : |
|   2018  (B) LLC | : |
| 200 West Street | : |
| New York, New York  10282 | : |
| | : |
| (811-23302) | : |
| | : |

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant  filed an application  on August 23, 2019,  and amended on August 14,
2020,  requesting an order under section 8(f) of the Act declaring  that it has ceased to be an
investment  company.

On October 30, 2020, a notice of filing  of the application  was issued (Investment Company Act
Release No. 34081).  The notice  gave interested persons an opportunity  to request a hearing and
stated that an order disposing  of the application  would  be issued unless a hearing was ordered.
No request for a hearing has been filed,  and the Commission  has not ordered a hearing.

The matter has been considered  and it is found, on the basis of the information  set forth in the
application,  as amended, that applicant  has ceased to be an investment  company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's  registration  under the Act
shall forthwith  cease to be in  effect.

For the Commission,  by the Division  of Investment  Management, under delegated authority.


J. Matthew DeLesDernier
Assistant Secretary